Mail Stop 3030
                                                                October 1, 2018


     Via E-mail
     Gerald Brock
     President
     SkyWolf Wind Turbine Corp.
     156 Court Street
     Geneseo, NY 14454

            Re:    SkyWolf Wind Turbine Corp.
                   Amendment No. 8 to Registration Statement on Form S-1 Filed September 18, 2018
                   File No. 333-218013

     Dear Mr. Brock:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Calculation of Registration Fee

     1. Please revise the last three columns of your fee table such that each column includes one amount. In this regard, it is unclear why you have included a range of amounts in each column given that each column should be based on the proposed maximum offering price.

     Prospectus

     2. Please revise throughout your prospectus to clarify that the price range you disclose represents a bona fide estimate, and confirm to us in your response that you do not intend to sell the shares at different prices within a range for the duration of the offering. As examples only, we note your disclosure (1) on the prospectus cover page that you will receive aggregate offering proceeds within a range based on an offering price within a
 Gerald Brock
SkyWolf Wind Turbine Corp.
October 1, 2018
Page 2

       range, (2) on page 14 that a range of prices will be "paid by purchasers," (3) on page 17 that the shares are for sale at a price between a range, and (4) on page 19 that your dilution illustration is based on "an average offering price" of $4.25 per share.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Heather Percival, Senior Attorney, at
(202) 551-3498
with any other questions.


                                                            Sincerely,

                                                            /s/ Heather
Percival for

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Electronics and Machinery

cc:    Lee W. Cassidy, Esq.
       Cassidy & Associates